Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BONE BIOLOGICS CORPORATION

Bone Biologics Corporation, a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the “DGCL”), does hereby certify as follows:

FIRST: The name of the corporation is Bone Biologics Corporation (the “Corporation”).

SECOND: The Amended and Restated Certificate of Incorporation was filed with the Secretary of the State of Delaware on July 28, 2014, as was amended by those Certificate of Amendments filed with the Secretary of State of the State of Delaware on September 22, 2014, July 16, 2018, October 8, 2021 and June 5, 2023 (the “Certificate of Incorporation”).

THIRD: Article 5 of the Certificate of Incorporation is hereby amended in its entirety to provide as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is: One Hundred Twenty Million (120,000,000). These shares shall be divided into two classes with 100,000,000 shares designated as common stock at $0.001 par value (the “Common Stock”) and 20,000,000 shares designated as preferred stock at $0.001 par value (the “Preferred Stock”).

Effective at 12:01 AM Eastern Time on December 20, 2023 (the “Effective Time”), pursuant to the DGCL, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, each eight (8) shares of Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been converted, subject to the elimination of fractional share interests as described above.

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.”

FOURTH: This Certificate of Amendment shall become effective on December 20, 2023 at 12:01 AM Eastern Time.

FIFTH: This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with Section 242 of the DGCL.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 14th day of December, 2023.

Bone Biologics Corporation

By:
Name:	Jeffrey Frelick
Title:	Chief Executive Officer